Exhibit 99.1

UP Fintech Holding Limited Announces Director Appointment

SINGAPORE, January 10, 2024 — UP Fintech Holding Limited (Nasdaq: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced that the board of directors of the Company (the “Board”) has appointed Mr. LIAO Ming to serve as an independent director on the Board and member of the audit committee of the Board effective on January 8, 2024.

Mr. Liao is a founding partner and director of Prospect Avenue Capital, a late-stage private equity fund manager focusing on the internet industry since July 2016. Mr. Liao currently serves as an independent director of Gaotu Techedu Inc. (NYSE: GOTU).

Mr. Tianhua Wu, Chief Executive Officer and Director of the Company, stated, “We extend a warm welcome to Mr. Liao to join our team as a director of the Board and member of audit committee. His extensive educational background and diverse professional journey undoubtedly position him as a valuable asset to our board. We believe that with his extensive financial experience, Mr. Liao will help us uphold the highest professional standards and propel our company to the next level of growth.”

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology can support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the description of the Company’s strategic and operational plans including as they relate to the change of principal executive office contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s

Exhibit 99.1

beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry, including regulation by the Chinese government; and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 26, 2023. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited
Email: ir@itiger.com